September 5, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington,  D.C.  20549-3561

RE:     International Shipholding Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 11, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 6, 2013

Commission File No. 001-10852

Dear Ms. Cvrkel:

I would like to thank you for granting us the two-week extension to reply to the staff’s comment letter dated September 5, 2013. With the additional two weeks, we plan to file with the Commission our response by October 3, 2013. If something unforeseen takes place that prohibits us from meeting this deadline, we will contact your office immediately.

I look forward to working with you and again thank you for your cooperation.

Sincerely yours,

INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Kevin M. Wilson

Kevin M. Wilson
Corporate Controller